SEC File No. 82-34874



DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

May 20, 2005



Gregory Harnish
Dir 416.367.7480
gharnish@dwpv.com

File No. 207525

SUPPL

BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


PROCESSED
MAY 3 1 2005
THOMSON
FINANCIAL
MAY 2 2 2005

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval in Canada by Global Alumina Corporation (the "Corporation"):

1. a press release dated May 2, 2005 in connection with the change of the Corporation's name from "Global Alumina Products Corporation";

2. the voting results from the annual and special meeting of shareholders of the Corporation held on April 28, 2005;

3. a press release dated May 16, 2005 announcing the Corporation's financial results for the interim period ended March 31, 2005 (the "First Quarter");

4. the Corporation's First Quarter interim financial statements and notes thereto;

5. the Corporation's First Quarter management's discussion and analysis;

6. a certificate of the Corporation's Chief Executive Officer dated May 12, 2005 required to be filed under National Instrument 52-109;

7. a certificate of the Corporation's Chief Financial Officer dated May 12, 2005 required to be filed under National Instrument 52-109;

8. a press release dated May 17, 2005 announcing discussions between the Corporation and the government of the Republic of Guinea;

9. a press release dated May 18, 2005 announcing a memorandum of understanding between the Corporation and China Aluminium Group, Ltd.; and

10. a press release dated May 19, 2005 announcing the ratification by the Guinean National Assembly of the investment and concession agreement between the Corporation and the government of the Republic of Guinea.

Please note that Items 1 through 7 (inclusive) above were previously delivered to you in a letter dated May 17, 2005, before the Corporation had received its exemption filing number, and are being re-delivered with the proper filing number attached to each document.

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,



Gregory Harnish


SEC MAIL
MAY 2 3 2005
WASH. D.C.

File No. 82-34874


Global
Alumina

GLOBAL ALUMINA PRODUCTS CORPORATION CHANGES CORPORATE NAME TO GLOBAL ALUMINA CORPORATION

TORONTO, ON – May 2, 2005 – Global Alumina Products Corporation (Global Alumina) **(TSX: GPC.U)** announced today that it has filed articles of amendment in the Province of New Brunswick to change the Company name to Global Alumina Corporation. At its Annual and Special Meeting of Shareholders, on Thursday, April 28, 2005, shareholders approved a special resolution authorizing the Company to change its name.

"Global Alumina is singularly focused on becoming the world's leading producer of smelter grade alumina. Management and the Board of Directors wanted to reflect this focus by removing any confusion the word Products brought to our name," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina.

In addition, Bruce J. Wrobel, Michael J. Cella, Bernard Cousineau, Alan J. Gayer, Masumi Kakinoki, Karim L. Karjian and David Suratgar were elected to serve as Directors of the Corporation and PricewaterhouseCoopers LLP was appointed as the auditors of the Corporation at the Annual and Special Meeting of Shareholders

ABOUT GLOBAL ALUMINA

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Joshua Orzech
Global Alumina	GCI Group
P: 212-223-9419	P:416-486-5923
cella@globalalumina.com	jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

File No. 82-34874

GLOBAL ALUMINA CORPORATION

May 10, 2005

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

REPORT ON VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of Global Alumina Corporation (formerly Global Alumina Products Corporation) (the "Corporation") held on April 28, 2005.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Board of Directors

By way of ballot, the following individuals were elected as directors of the Corporation to hold office for the ensuing year or until their successors are elected:

Michael J. Cella
Bernard Cousineau
Alan J. Gayer
Masumi Kakinoki
Karim L. Karjian
David Suratgar
Bruce J. Wrobel

The total votes cast by Shareholders present in person or by proxy were as follows:

	Number of Shares		
	For	**Withheld**	**Total**
Michael J. Cella	59,250,435	15,716	59,266,151
Bernard Cousineau	59,250,435	15,716	59,266,151
Alan J. Gayer	59,250,435	15,716	59,266,151
Masumi Kakinoki	59,250,435	15,716	59,266,151
Karim L. Karjian	59,038,635	227,516	59,266,151
David Suratgar	59,250,435	15,716	59,266,151
Bruce J. Wrobel	64,136,435	15,716	64,152,151

Item 2: Appointment of Auditors

PricewaterhouseCoopers LLP were appointed the auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

The total votes cast by Shareholders present in person or by proxy were as follows:

		Number of Shares	
	For	**Withheld**	**Total**
Appointment of Auditors	59,959,151	5,000	59,964,151

Item 3: Special Resolution to Approve Amendment of Articles

The Corporation's Shareholders voted to approve a resolution authorizing the amendment of the Corporation's articles to change the Corporation's name to "Global Alumina Corporation".

The total votes cast by Shareholders present in person or by proxy were as follows:

		Number of Shares	
	For	**Against**	**Total**
Change of Name	59,959,151	5,000	59,964,151

Global Alumina Corporation

by (signed) *Michael J. Cella*
Michael J. Cella
Senior Vice President and Chief Financial Officer

File No. 82-34874


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES FIRST QUARTER 2005 RESULTS

TORONTO, ON (May 16, 2005) – Global Alumina Corporation ("Global Alumina") **(TSX: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminum industry, announced today its financial and operating results for the first quarter ended March 31, 2005. A complete copy of the interim report, including unaudited financial statements and management's discussion and analysis, can be viewed or printed from the Company's SEDAR reference page at www.sedar.com or on the Company's Web site at www.globalalumina.com. All dollar amounts are in U.S. dollars.

First Quarter Highlights:

- Significant corporate highlights include:
  - Commenced trading on the Toronto Stock Exchange on February 16th, thereby enabling the Company to reach a broader financial audience
  - Signed a Memorandum of Understanding with Technip, whereby Technip would serve as the project's EPC contractor
  - Expanded its development activities at the port facility in Kamsar, Guinea by entering into an agreement with Dredging International for dredging and land reclamation activities
  - Signed a Memorandum of Understanding with Dubai Aluminium Company Limited ("DUBAL"), whereby DUBAL would make a substantial investment in Global Alumina and also enter into a long-term purchase and sale agreement for 25% of the annual production from Global Alumina's proposed refinery (subsequent to the first quarter ending)

- Significant financial highlights include:
  - Cash and cash equivalents of $38.6 million at March 31, 2005
  - Loss for the three months ended March 31, 2005 of $4 million ($0.03 per share)
  - Engineering and professional fees for the three months ended March 31, 2005 were $2.8 million (67% of total expenses)

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has

administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Joshua Orzech
Global Alumina	GCI Group
P: 212-223-9419	P: 416-486-5923
cella@globalalumina.com	jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

File No. 82-34874

Global Alumina Corporation

Interim Consolidated Financial Statements
(Unaudited)
March 31, 2005
(expressed in U.S. dollars)

Notice to Reader

The management of Global Alumina Corporation (the "Company") is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The comparative interim financial statements for 2004 have not been audited, reviewed or otherwise verified for accuracy and completeness of information by the Company's independent auditors.

(signed) Bruce J. Wrobel
Chief Executive Officer

(signed) Michael J. Cella
Chief Financial Officer

Global Alumina Corporation

Interim Consolidated Balance Sheet
(Unaudited)

(expressed in U.S. dollars)

	March 31, 2005 $	December 31, 2004 $
Assets		
Current assets		
Cash and cash equivalents	38,565,452	51,554,031
Due from affiliates and other assets	2,178,270	175,239
	40,743,722	51,729,270
Engineering contracts	323,894	593,805
Construction-in-progress	14,967,363	6,399,812
Capital assets	31,770	33,898
	56,066,749	58,756,785
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	3,598,137	4,132,350
Shareholders' Equity		
Capital stock and other equity (note 4)	83,208,424	81,477,424
Contributed surplus	410,928	271,484
Deficit	(31,150,740)	(27,124,473)
	52,468,612	54,624,435
	56,066,749	58,756,785

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Interim Consolidated Statement of Operations and Deficit
(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended March 31, 2005 $	Three-month period ended March 31, 2004 $
Other income		
Interest	176,314	75,083
Other	10,922	-
	187,236	75,083
Expenses		
Engineering	21,419	828,015
Professional fees	2,789,025	896,389
General and administrative	1,131,020	290,381
Amortization	272,039	-
	4,213,503	2,014,785
Net loss for the period	(4,026,267)	(1,939,702)
Deficit - Beginning of period	(27,124,473)	(10,031,917)
Deficit - End of period	(31,150,740)	(11,971,619)
Basic and diluted loss per common share (note 5)	(0.03)	(0.03)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Interim Consolidated Statement of Cash Flows
(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended March 31, 2005 $	Three-month period ended March 31, 2004 $
Cash provided by (used in)		
Operating activities		
Net loss for the period	(4,026,267)	(1,939,702)
Stock options/common stock issued for services (note 3)	139,444	250,000
Amortization	272,039	-
Non-cash interest	-	(5,000)
	(3,614,784)	(1,694,702)
Changes in non-cash items relating to operating activities		
Due from affiliates and other assets	(2,003,031)	(50,000)
Accounts payable and accrued liabilities	(534,213)	(998,635)
	(6,152,028)	(2,743,337)
Investing activities		
Additions to construction-in-progress	(8,567,551)	-
Financing activities		
Proceeds from issuances of common shares	1,731,000	45,011,614
Collection of stock subscription receivable	-	4,000
Repayments to affiliates	-	(196,551)
Repayments of note payable	-	(300,000)
	1,731,000	44,519,063
Net increase (decrease) in cash and cash equivalents during the period	(12,988,579)	41,775,726
Cash and cash equivalents - Beginning of period	51,554,031	54,583
Cash and cash equivalents - End of period	38,565,452	41,830,309

See accompanying notes to consolidated financial statements.

(expressed in U.S. dollars)

1 Nature of operations

Global Alumina Products Corporation ("Global Alumina" or the "Company") filed articles of continuance under the New Brunswick Business Corporations Act on May 26, 2004. The predecessor business of Global Alumina was carried on by Guinea Aluminum Products Corporation Ltd. ("GAPCO"). GAPCO completed a reverse takeover transaction with PL Internet Inc. on May 25, 2004 and subsequently changed its name to Global Alumina. Gbbal Alumina's main business is the development of the alumina refining industry in the Republic of Guinea. Its major initiative is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea. This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). At the annual general meeting held on April 28, 2005, the Company's shareholders approved a change to the Company's name from Global Alumina Products Corporation to Global Alumina Corporation.

The Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. In 2001, the Company discontinued development of an aluminum smelter project for which it had incurred cumulative directly attributable expenditures of $1,630,000. The balance of the cumulative expenses to date relates to the alumina refinery project.

On October 15, 2004, the Company and the Ministry of Mines and Geology of the Republic of Guinea signed an agreement (the "Basic Agreement") for the construction and operation of an alumina plant refinery at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery within the specified bauxite mining concession area, and will come into effect upon ratification of the agreement by the Guinean National Assembly and promulgation by the President of Guinea of a law adopting the Basic Agreement.

On April 14, 2005, the Company announced that it had been requested by the Government of the Republic of Guinea, as a result of the review by the National Assembly of the Basic Agreement signed on October 18, 2004, to reconsider certain provisions of the Basic Agreement. As previously disclosed, the Basic Agreement grants the Company a mining concession for the exploitation of bauxite and grants the Company the right to construct, operate and maintain an alumina refinery in Guinea. The primary issue identified by the Guinean government for discussion is the length of the tax holiday that will apply to the Company's alumina refinery project. The continued strength in alumina prices, increased interest in Guinea's bauxite reserves and the near term budgetary concerns of the government have focused attention on the length of the tax holiday. Though the government has identified other issues, it is the Company's belief that a mutually acceptable resolution of the government's concerns with respect to the duration of the tax holiday will lead to a resolution of any other issues. Upon resolution, the Basic Agreement will be amended and presented to the National Assembly for ratification. As previously disclosed, the agreement requires ratification by a vote of the Guinean National Assembly before it becomes effective.

(expressed in U.S. dollars)

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, raising capital and preliminary construction activities.

2 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. These financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2004. The results of the operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

3 Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value based method of accounting. Using the Black-Scholes pricing model, the weighted average fair value of options granted during the three-month period ended March 31, 2005 was estimated to be $821,333 (2004 - $nil). Expenses in the amount of $139,444 have been recognized in the three-month period ended March 31, 2005 (2004 - $nil). No options have been exercised as of March 31, 2005.

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the three-month period ended March 31, 2005 were as follows:

Risk-free interest rate	3.5%
Dividend yield	N/A
Volatility factor	55%
Expected life	3 years

(expressed in U.S. dollars)

4 Capital stock and other equity

Authorized
Unlimited number of common shares

Issued and outstanding

	Number of common shares	Amount $	Number of warrants	Amount $	Total $
Balance - January 1, 2005	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424
Exercise of warrants	1,293,500	1,936,720	(1,293,500)	(205,720)	1,731,000
Balance - March 31, 2005	119,538,123	79,425,506	31,756,500	3,782,918	83,208,424

A total of 1,293,500 warrants were exercised during the three-month period ended March 31, 2005 at exercise prices ranging from $1.00 to $1.50 for net proceeds of $1,731,000.

Stock options

In May 2004, the Company adopted a stock option plan, which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or non-qualified stock options. The Board of Directors approved an Employee Stock Option Plan under which 10,000,000 common shares were reserved for issuance to employees. The Employee Stock Option Plan is limited to a maximum term of ten years. On March 10, 2005, a total of 822,000 options were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of five years. During 2004, a total of 1,035,000 options were issued.

(expressed in U.S. dollars)

A summary of the status of the Company's plan is as follows:

	Weighted average number of options	Weighted average exercise price $
Outstanding - January 1, 2004	-	-
Granted	1,035,000	1.50
Expired or cancelled	-	-
Exercised	-	-
Outstanding - December 31, 2004	1,035,000	1.50
Granted	822,000	2.50
Outstanding - March 31, 2005	1,857,000	1.94
Exercisable - March 31, 2005	-	-

5 Loss per share

The computations for basic loss per common share are as follows:

	Three-month period ended March 31, 2005	Three-month period ended March 31, 2004
Net loss for the period	$ (4,026,267)	$ (1,939,702)
Average number of shares	119,077,500	65,000,000
Loss per common share	$ (0.03)	$ (0.03)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

6 Segmented information

The Company considers that it operates only in one reportable industry segment, namely, the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. The Company's total capital assets amount to $14,999,133, consisting of construction-in-progress of $14,967,363 and other assets of $31,770, all of which are located in the Republic of Guinea.

(expressed in U.S. dollars)

7 Subsequent event

Memorandum of understanding with DUBAL

On April 28, 2005, the Company announced that Global Alumina and Dubai Aluminium Company, Ltd. ("DUBAL") have entered into a memorandum of understanding whereby DUBAL would make an investment in Global Alumina by way of share subscriptions that would result in DUBAL ultimately owning 25% of the outstanding shares of Global Alumina. In addition, DUBAL and Guinea Alumina Corporation S.A. ("Guinea Alumina"), a wholly owned subsidiary of Global Alumina, would simultaneously enter into a long-term purchase and sale agreement for 25% of the annual production from Guinea Alumina's proposed refinery.

DUBAL and Global Alumina are finalizing the details of the two agreements, which will be submitted to their respective Boards for approval. Once approved, the agreement with respect to DUBAL's investment in Global Alumina will be submitted to the Toronto Stock Exchange and Global Alumina's shareholders for approval. The equity investment is also conditional upon the ratification by the Guinean National Assembly of the Basic Agreement between Global Alumina and the Government of Guinea and securing commitments for the balance of equity required to fund completion of its refinery project in Guinea.

File No. 82-34874

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Company") and should be read in conjunction with the unaudited consolidated interim financial statements for the three-month periods ended March 31, 2005 and 2004 and the audited consolidated financial statements for the fiscal year ended December 31, 2004, together with the related notes contained therein. The Company's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com. At the annual general meeting held on April 28, 2005, the Company's shareholders approved a change to the Company's name from Global Alumina Products Corporation to Global Alumina Corporation.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is May 10, 2005.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. ("PLI") on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the New Brunswick *Business Corporations Act* (the "NBBCA") on May 26, 2004. For a description of this transaction see "Material Transaction" below.

Global Alumina's main business is the development of the alumina refining industry in the Republic of Guinea ("Guinea"). Its major initiative is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea. This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and has not to date earned any form of revenue, except interest income and fee income. To date, it has incurred a cumulative deficit of $31,150,740 since the commencement of operations on July 21, 1999.

Selected Quarterly Information (unaudited)

	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004	Quarter ended December 31, 2003	Quarter ended September 30, 2003	Quarter ended June 30, 2003
Total revenues (interest and fee income)	$187,236	$125,900	$126,368	$113,322	$75,083	$nil	$nil	$nil
Net loss	(4,026,267)	(1,745,074)	(8,333,907)	(5,541,977)	(1,939,702)	(329,486)	(233,627)	(189,153)
Net loss per share	(0.03)	(0.02)	(0.08)	(0.06)	(0.03)	(0.01)	(0.00)	(0.00)

Results of Operations

Global Alumina's operations during the three months ended March 31, 2005 produced a net loss of $4,026,267 or $0.03 per share (2004 – $1,939,702 or $0.03 per share). The significant increase in net loss is primarily due to increased consulting, professional, general and administrative and other development costs incurred in connection with the alumina refinery project. Interest income for the period was $176,314 (2004 – $75,083). The interest income was earned on the proceeds realized from the private placements in 2004.

The "Breakdown of Expenses" table below provides a summary analysis of operating expenses for the three months ended March 31, 2005 compared to the corresponding period in 2004. Coincident with an upturn in the market for alumina in 2004, the Company substantially accelerated its alumina refinery project development, engineering, financing and other pre-construction activities. Effective October 1, 2004, the Company commenced capitalization of all engineering expenses directly associated with the early stage construction of its refinery facility in Guinea. Specifically, the Company broke ground and commenced preliminary construction activities for the port facility. As a result, engineering expenses for the three months ended March 31, 2005 are $21,419 as compared to $828,015 in the corresponding period in 2004. The engineering expenses include expenses related to the refinery basic engineering, port engineering and design, environmental and other infrastructure engineering. The increased activity is reflected in the increase in professional fees and general and administrative expenses in the first quarter of 2005 as compared to the corresponding period in 2004. Professional fees include expenses related to legal, accounting and consulting services. Of the total amortization charges, $269,911 relates to certain intangible assets that were acquired in July 2004. The intangible assets are being amortized over a twelve month period commencing July 2004.

Breakdown of Expenses (unaudited)

Expenses	Three months ended March 31, 2005	Three months ended March 31, 2004
Engineering	$21,419	$828,015
Professional fees	2,789,025	896,389
General and administrative	1,131,020	290,381
Amortization	272,039	Nil
Total expenses	4,213,503	2,014,785

Liquidity and Capital Resources

At March 31, 2005 the Company had a working capital surplus of $37,145,585, compared to a surplus of $47,596,920 at December 31, 2004. The decrease is primarily attributed to the ongoing expenditures with respect to the alumina refinery project development, engineering, financing and other construction activities.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at March 31, 2005 or at December 31, 2004.

Critical Accounting Estimates

The Company's significant accounting policies are summarized in Note 1 to the audited annual financial statements for the year ended December 31, 2004. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development expenditures

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Company has determined that all of its development expenditures to date should be expensed. The Company will closely monitor future developments to assess the appropriateness of this policy.

Construction-in progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Company has commenced capitalization of all costs directly related

to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;

(b) a change in the manner in which the project asset is expected to be used;

(c) an interruption to the construction project for an extended period of time;

(d) physical damage to the construction project; or

(e) a change in the law or environment significantly affecting the completion of the construction project.

Financial Instruments and Other Instruments

The Company had no financial instruments other than accounts receivable and accounts payable as at March 31, 2005 and March 31, 2004.

Outstanding Share Data

Common Shares

The Company has authorized an unlimited number of common shares, with no par value, of which 119,550,623 shares are issued and outstanding as at May 10, 2005.

Share purchase warrants

Number of Shares Exercisable	Expiry Date	Exercise Price
23,912,500	February 3, 2006	$1.50
250,000	February 3, 2006	$1.50
4,000,000	December 31, 2006	$1.00
3,581,500	February 3, 2008	$1.00

Employee Stock Options

In May 2004, the Company adopted a stock option plan which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or nonqualified stock options. The Board of Directors approved an Employee Stock Option Plan (the "Plan") under which 10,000,000 common shares were reserved for issuance to employees. The Plan is limited to a maximum term of ten years. A total of 822,000 options with an exercise

price of $2.50 were granted on March 10, 2005, pursuant to the terms of the Plan. The options have a term of five years and vest equally over a three year period.

Material Transactions

On March 12, 2004, the Company entered into a definitive Agreement of Arrangement (the "Arrangement") with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding stock of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the Share Exchange, Global Alumina changed its jurisdiction of incorporation from Ontario to New Brunswick (the "Continuance") by filing articles of continuance under the NBBCA. Global Alumina then continued as a public company and a reporting issuer in Ontario. Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004 and became a reporting issuer in British Columbia, Alberta and Quebec, in addition to Ontario. Additional information with respect to this transaction may be found in the Management Information Circular of PLI dated April 2, 2004, available through SEDAR at www.sedar.com.

Effective February 16, 2005, Global Alumina listed its common shares on the Toronto Stock Exchange and delisted its common shares from the TSX Venture Exchange.

Effective April 29, 2005, the Company filed articles of amendment under the NBBCA and changed its name to Global Alumina Corporation.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the approximately $2 billion alumina refining facility in Guinea. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to said advisors will accrue upon receipt of commitment letters for project associated equity and debt financing, and will be payable in full at the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. The agreement with the equity advisor will continue until the earlier of the consummation of securities' underwriting and December 31, 2005. The agreements can be terminated by either party.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in

Guinea. Under the terms of the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. It is anticipated that Phase One will be completed by October 30, 2005. The Company estimates that payments to Technip in connection with the completion of Phase One will total approximately $25 million.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions ("Willis") pursuant to which Willis will provide insurance coverage, in its capacity as an insurance broker, and account management services in connection with the Company's development and construction of the alumina refinery and associated infrastructure in Guinea (the "Project"). The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the Project.

Also refer to the information under "Related Party Transactions" below.

Related Party Transactions

Related party transactions were disclosed in Note 13 to the annual audited financial statements for the fiscal year ended December 31, 2004 and have been reproduced below and updated to reflect payments made by the Corporation during the first quarter of 2005. There has been no material change to the relationships or transactions since year end.

During the fiscal year ended December 31, 2004, the Company had an agreement to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. The total payments for the fiscal year ended December 31, 2004 amounted to $585,000. Between October of 2004 and February of 2005, the Company and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure will be based on the achievement of specific goals, including: the ratification by the National Assembly of the an agreement between the Company and the Ministry of Mines and Geology of the Republic of Guinea (the "Basic Agreement") for the construction and operation of an alumina plant at Sangaredi; the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and the Compagnie de Bauxite de Guinea in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Company and Karalco. Global Alumina believes that this compensation structure reflects significant milestones toward the successful completion of the refinery which will be achieved with the assistance of Karalco. The total payments for the three-month period ended March 31, 2005 amounted to $180,000.

The Company has an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by

employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost. The total payments for the year ended December 31, 2004 amounted to $542,607. The total payments for the three-month period ended March 31, 2005 amounted to $246,000.

The Company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the three months ended March 31, 2005 and years ended December 31, 2004 and 2003 and the cumulative period July 21, 1999 (date of inception) to December 31, 2004 were approximately $54,235, $85,786, $17,000, and $373,786, respectively. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Status of Basic Agreement

On October 15, 2004, the Company and the Ministry of Mines and Geology of the Republic of Guinea signed the Basic Agreement for the construction and operation of an alumina plant at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery within a specified bauxite mining concession area. The Basic Agreement will come into effect upon ratification of the agreement by the Guinean National Assembly and promulgation by the President of Guinea of a law adopting the Basic Agreement.

On April 14, 2005, the Company announced that it had been requested by the Government of the Republic of Guinea, as a result of the review by the National Assembly of the Basic Agreement signed on October 15, 2004, to reconsider certain provisions of the Basic Agreement. As previously disclosed, the Basic Agreement grants the Company a mining concession for the exploitation of bauxite and grants the Company the right to construct, operate and maintain an alumina refinery in Guinea. The primary issue identified by the Guinean government for discussion is the length of the tax holiday that will apply to the Company's alumina refinery project. The continued strength in alumina prices, increased interest in Guinea's bauxite reserves and the near term budgetary concerns of the government have focused attention on the length of the tax holiday. Though the government has identified other issues, it is the Company's belief that a mutually acceptable resolution of the government's concerns with respect to the duration of the tax holiday will lead to a resolution of any other issues. Upon resolution, the Basic Agreement will be amended and presented to the National Assembly for ratification. As previously disclosed, the agreement requires ratification by a vote of the Guinean National Assembly before it becomes effective.

Memorandum of Agreement with DUBAL

On April 28, 2005 the Company announced that Global Alumina and Dubai Aluminium Company, Ltd. ("DUBAL") have entered into a memorandum of understanding whereby DUBAL would make an investment in Global Alumina by way of share subscriptions that would

result in DUBAL ultimately owning 25% of the outstanding shares of Global Alumina. In addition, DUBAL and Guinea Alumina Corporation S.A., a wholly owned subsidiary of Global Alumina ("Guinea Alumina"), would simultaneously enter into a long term purchase and sale agreement for 25% of the annual production from Guinea Alumina's proposed refinery.

DUBAL and Global Alumina are finalizing the details of the two agreements which will be submitted to their respective boards for approval. Once approved, the agreement with respect to DUBAL's investment in Global Alumina will be submitted to the Toronto Stock Exchange and Global Alumina's shareholders for approval. The equity investment is also conditional upon the ratification by the Guinean National Assembly of the Basic Agreement between Global Alumina and the Government of Guinea and securing commitments for the balance of equity required to fund completion of its refinery project in Guinea.

Risk Factors

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project, competition from other companies involved in the alumina market, any future political, social or economic instability within Guinea and the possibility that the Basic Agreement will not be ratified by the Guinean National Assembly. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction and raising capital.

Ratification of the Basic Agreement

The Basic Agreement will only become binding on the Government of Guinea after it has been ratified by the Guinean National Assembly and a decree of the President of Guinea has been promulgated. There can be no assurance that the Basic Agreement will be subject to ratification in a timely manner or at all.

Investment in Guinea

With approximately nine million people and an estimated gross domestic product of $3.3 billion, Guinea's per capita income is only $440. Any investment in Guinea is subject to a variety of possible political and commercial risks inherent in developing countries, including political, social and economic instability, outright or creeping expropriation, infrastructure and human capital constraints, restrictions and/or tariffs on the flow of goods, services and capital. Guinea's status as a developing country also may make it more difficult for Global Alumina to obtain any required financing for its projects. Furthermore, in recent history Guinea has been economically and socially strained by the necessity to host hundreds of thousands of refugees fleeing conflicts in bordering Sierra Leone, Liberia and Cote d'Ivoire. In addition, civil strife in countries bordering Guinea may affect the cost of doing business or otherwise impact Global Alumina's performance.

Aluminum and Alumina Markets

Aluminum and alumina are commodities and compete with other materials such as steel, glass and plastic, among others, in the aerospace, ground transportation, construction, container and other markets. As a result, aluminum and alumina pricing can be highly volatile. Any significant declines in international market prices could materially adversely affect Global Alumina's business, financial condition and results of operations.

In addition, the various stages of aluminum processing, from bauxite mining to alumina refining and aluminum smelting, are extremely capital intensive. The high initial capital cost exacerbates the commodity price/revenue volatility and serves as a significant market-entry barrier. Global Alumina will seek long-term contractual arrangements with customers in order to mitigate price volatility risks but there can be no assurance that Global Alumina will succeed in obtaining such arrangements or mitigating such risks.

Economic Viability of the Project

Economic viability will depend on many factors including, among others, the cost of bauxite, the cost of processing, transportation costs, the terms and availability of financing, foreign exchange and the price of alumina, none of which at this time have been finally determined. Accordingly, until final capital and operating cost estimates are available and long-term off-take arrangements for the sale of alumina produced by the refinery are entered into, the economic viability of the Project cannot be determined with certainty. In addition, even if the Project appears economically feasible at the time construction begins, given that the construction period is estimated to be approximately four years, significant changes in the alumina market or in the economy could result in the Project being uneconomic by the time commercial production from the refinery begins.

Financing Risks

Global Alumina's estimate of the cost to complete the Project is approximately $2 billion. Global Alumina will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that Global Alumina will be able to obtain the required financing to complete the Project on terms favourable to the Company or at all. Global Alumina anticipates the need to raise an estimated $600 million pursuant to an equity offering, and shareholders will experience significant ownership dilution as a result of any such offering. Global Alumina also anticipates the need for an estimated $1.4 billion of debt capital to complete the Project. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. In addition, Guinea's status as a developing country also may make it more difficult for the Company to obtain any required financing for its projects. There is no assurance that Global Alumina will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Company and its ability to continue the Project.

Competition

Global Alumina's business is intensely competitive and it competes with companies that have greater resources and experience. The global aluminum and alumina markets are dominated by a small number of very large vertically integrated companies, including Alcan Inc., Alcoa Inc. and Russian Aluminum Company. These companies dominate on a global scale the mining of bauxite, the refining of alumina and the production and sale of aluminum. They all have far greater resources than Global Alumina and accordingly are potentially formidable competitors. In addition, Global Alumina may be far more vulnerable to volatility in the alumina market than its vertically integrated competitors. If the Project is completed, Global Alumina will simply be a supplier of alumina to the industry and will not have the benefit of vertical integration enjoyed by its larger competitors who operate bauxite mines and aluminum smelters.

Construction Risks

The Project is a large, complex undertaking that will require substantial engineering, construc tion and operating expertise and execution. Detailed final cost estimates to build and operate the Project have not been finalized. Potential costs overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Management of the substantial logistical and coordination issues in connection with the Project will require extensive planning, experience and skill.

There is no assurance that Global Alumina will be able to hire or retain the significant number of experienced technical staff to manage the development of the Project and its subsequent operation. There can be no assurance that Global Alumina will successfully build the alumina refinery within budget, on schedule, or at all.

Operating Risks

Global Alumina's ability to operate the proposed alumina refinery on a profitable basis will be adversely affected by risks that could potentially slow or stop alumina production. The refinery will be dependent on approximately 75 MW of electricity and 640 tons per hour of process steam from the power plant to maintain full production capacity. Should the power plant be incapable of providing the necessary power and steam, the refinery would not be able to run at full production.

The refinery also will be dependent on local and international transportation infrastructure to supply raw materials for continued operations and to deliver alumina to its customers. Global Alumina's ability to operate the refinery on a profitable basis will be adversely affected if the railway or port is temporarily disabled.

Raw Materials

Global Alumina's ability to operate the proposed alumina refinery profitably will be affected by increases in the cost of raw materials, including caustic soda, calcined petroleum coke, lime, coal, flocculants and bauxite. Global Alumina may not be able to offset fully the high cost of raw materials with increased alumina prices or higher productivity.

Environmental Regulations

Global Alumina's operations will be subject to strict environmental regulations promulgated by various government agencies from time to time. Such regulations provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. A breach of such regulations may result in the imposition of severe fines and penalties, which could harm the Company's business. In addition, if the Government of Guinea adopts more stringent environmental standards or enforces current or new regulations in a more rigorous manner, Global Alumina may be required to make additional environmental expenditures, which could have an adverse impact on its financial condition.

Other Government Regulations

Global Alumina's operations and properties are subject to a variety of other governmental regulations. Guinea regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards. Global Alumina's operations may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety.

Dependence on Management

Global Alumina's success is highly dependent on its founders, directors and management team. The Company's management team has expanded to meet its growing needs. The Company must continue to attract and retain the necessary personnel to complete the Project's transitions from development to construction to operation. The loss of the services of Global Alumina's senior management or other key employees could make it more difficult to successfully operate the Company's business and pursue its business goals.

Currency Risk

Fluctuations in currency exchange rates could have a negative impact on the profitability of Global Alumina's operations. Global Alumina reports its financial results in U.S. dollars, and anticipates that most, but not necessarily all, of its revenues, debt, and capital and operating costs will be denominated in U.S. dollars. Therefore, variations in the exchange rate when converting foreign currencies into U.S. dollars may negatively impact the financial results of the Company.

Liquidity of Investment

Global Alumina's common shares are thinly traded in Canada, and the lack of trading volume of the Company's common shares will limit the liquidity of such shares.

Additional Information

Additional documents and information regarding the Company are available through SEDAR and can be accessed through the Internet at www.sedar.com.

File No. 82-34874

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Bruce J. Wrobel, Chairman and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Global Alumina Corporation, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 12, 2005

(signed) *Bruce J. Wrobel*
Bruce J. Wrobel
Chairman and Chief Executive Officer


SEC MAIL PROCESSING
RECEIVED
MAY
WASH., D.C.
183
SECTION

File No. 82-34874

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Michael J. Cella, Chief Financial Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Global Alumina Corporation, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 12, 2005

(signed) *Michael J. Cella*
Michael J. Cella
Senior Vice President and Chief Financial Officer

File No. 82-34874



GLOBAL ALUMINA CONCLUDES DISCUSSIONS WITH REPUBLIC OF GUINEA GOVERNMENT

TORONTO, ON – May 17, 2005 – Global Alumina Corporation ("Global Alumina") **(TSX: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminum industry, today announced that that it has agreed with the government of the Republic of Guinea to an amendment to the investment and concession agreement (the "Basic Agreement") which addresses all of the outstanding issues raised by the National Assembly during the recent ratification process. The Guinean Minister of Mines, Ahmed Tidiane Souare, is expected to stand before the National Assembly on Thursday, May 19, 2005 to present the amendment and recommend its adoption and ratification of the amended Basic Agreement. The Company expects actions on such recommendations to follow shortly thereafter.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

File No. 82-34874


Global
Alumina

GLOBAL ALUMINA ANNOUNCES SECOND LONG-TERM OFF-TAKE MOU

China Aluminium Group To Purchase 25% Of Global Alumina's Alumina Production Under Long-Term Contract

TORONTO, ON – May 18, 2005 – Global Alumina Corporation (Global Alumina) **(TSX: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminum industry, announced today that the Company has entered into its second off-take Memorandum of Understanding (MOU) with China Aluminium Group, Ltd. (CAG) The MOU also incorporates a provision whereby CAG would make an investment in Global Alumina. The Memorandums of Understanding with CAG and Dubai Aluminium Company, Ltd (DUBAL), announced April 28, 2005, together would ensure the long-term purchase and sale of 50% of the annual production from Global Alumina's proposed refinery as well as substantial equity investments in Global Alumina.

Under the terms of the Global Alumina and CAG Memorandum of Understanding, CAG will enter into a long-term purchase and sale agreement with Guinea Alumina Corporation, S.A., a wholly-owned subsidiary of Global Alumina, for 25% of the annual production from the Company's proposed refinery. CAG also will acquire an interest in Global Alumina common stock.

"Securing long-term purchase and sale agreements for 50% of our proposed alumina refinery's annual production provides the Company with greater revenue stability and long-term predictability," stated Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "As one of Asia's largest producers of aluminum extrusions accounting for nearly one million tonnes of primary aluminum production, China Aluminium Group is a significant addition to our roster of world-class partners, and positions Global Alumina as a major alumina supplier into one of the world's most dynamic growth markets."

"China Aluminium Group is most pleased to be entering into this long-term alumina supply arrangement with Global Alumina's world-class alumina refinery project," said Jack Chen, President of China Aluminium Group, Ltd. "Alumina supply security has been among the most strategically important and constraining issues facing our group, and this association with Global Alumina will resolve this constraint and permit us to pursue further expansion opportunities."

CAG and Global Alumina are finalizing the details of the two agreements which will be submitted to their respective Boards for approval. Once approved, the agreement with respect to CAG's investment in Global Alumina will be submitted to the Toronto Stock Exchange for approval. The equity investment is also conditional upon the ratification by

the Guinean National Assembly of the Basic Agreement between Global Alumina and the Government of Guinea. The Basic Agreement grants Global Alumina the rights to a mining concession for the exploitation of bauxite and to construct, operate and maintain an alumina refinery in Guinea.

ABOUT CHINA ALUMINIUM GROUP

The China Aluminium Group was established and is owned by a group of Chinese large-scale, integrated coal-electricity-aluminum producers to serve as their international alumina and aluminum marketing arm. The group's combined primary aluminum production capacity of approximately one million tonnes per year makes it one of the largest aluminum producers in Asia. Based upon its competitive advantage by virtue of its captive, low-cost electricity production, the group is pursuing substantial expansion plans in coal mining, power station building, railway construction and downstream products, expected to take the group assets to more than US$10 billion.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Eva Zhao	Michael Cella	Joshua Orzech
CAG	Global Alumina	GCI Group
P: 86-21-6886 2888	P: 212-223-9419	P: 416-486-5923
eva@cag.com.cn	cella@globalalumina.com	jorzech@gcigroup.com

File No. 82-34874


Global
Alumina

FOR IMMEDIATE RELEASE

REPUBLIC OF GUINEA'S NATIONAL ASSEMBLY RATIFIES GLOBAL ALUMINA'S BASIC AGREEMENT

Development Of Alumina Refinery On Schedule

TORONTO, ON – May 19, 2005 – Global Alumina Corporation (Global Alumina) **(TSX: GPC.U)** announced today that the Republic of Guinea's National Assembly has unanimously ratified Global Alumina's amended Basic Agreement for the development and construction of a 2.8 million tonnes per annum alumina refinery in Boké, Guinea. The Basic Agreement grants Global Alumina rights to construct, operate and maintain an alumina refinery in Guinea, rights to a mining concession for the exploitation of bauxite, rights to use existing road, rail and port infrastructure and substantial investment protections and fiscal incentives.

Lasana Conté, President of the Republic of Guinea, stated, "We encourage and support Global Alumina in its efforts to invest in and add value to Guinea's natural resources in country." President Conté reiterated that, "he wishes for Global Alumina to start its work as soon as possible" and emphasized that, "the Global Alumina refinery project will greatly benefit the people of Guinea and particularly those in the Boke region."

"We are most pleased to enjoy such extraordinary support from all constituents within Guinea as demonstrated today by the National Assembly's unanimous ratification of the Basic Agreement. This milestone will allow Global Alumina to maintain our overall development and construction schedule and will lead to an expansion of the physical work in Guinea beyond the preliminary construction associated with the port and access road infrastructure begun late last year," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "With ratification, Technip can now commence final negotiations for the procurement of all critical path equipment and materials for the project. Technip is now in country preparing its pioneer camp for construction workers as mobilization at the refinery site is scheduled to take place in the fourth quarter of 2005. Ratification also satisfies a major precondition for Dubai Aluminium's equity investment in Global Alumina and will add momentum to the on going discussions with Global Alumina's prospective lenders."

President of National Assembly Aboubacar Somparé added, "For Global Alumina, one chapter is finished and another is started. If our experiences of working with Global Alumina in the past are indicative of the future, then Global Alumina's proposed refinery will achieve great success. And we believe that your project will very soon become a living reality that will be our common pride."

Prime Minister Cellou Dalean Diallo stated, "I will be your first advocator to push the project. I will take all steps necessary to put at [Global Alumina's] disposal the means and support from the Government to ensure that the work of constructing the refinery is achieved with the greatest efficiency."

Minister of Mines Ahmed Tidjane Souaré added, "With the ratification of the Basic Agreement all obstacles are removed for Global Alumina to construct its refinery project. Following the people of Guinea's wishes, the project now enters its implementation phase. And now the investors of the project are in position to move forward with the project with great confidence."

Minister Ibrahima Soumah, former Minister of Mines and President of the negotiations committee, stated, "The World Bank agrees with us to say that the Sangaredi Alumina Refinery Project undertaken by Global Alumina is the most advanced project in our country."

As announced on May 17, 2005, Global Alumina reached an agreement with the government of the Republic of Guinea to amend the Basic Agreement signed on October 18, 2004. The amendment includes the following changes to the Basic Agreement:

- The initial term of the Basic Agreement has been revised to 75 years from 99 years for the management and operation of the refinery. The term remains renewable upon agreement by both parties.

- The tax exemption for the fifteen (15) year period commencing the year in which the refinery achieves commercial production has been amended to incorporate a schedule of fixed annual tax payments of US$5 million in the first five (5) years, US$8 million in the next five (5) years and US$12.5 million in the final five (5) years. Following the 15th year, Guinea Alumina will pay the statutory tax rates as outlined in the Basic Agreement.

- The mining royalty is no longer subject to floor or ceiling price restrictions; otherwise the terms of the mining royalty remain unaltered.

- The maximum annual customs duties payable have been increased to US$100,000 from 20 million Guinean francs.

- The operation of the indemnity provisions has been clarified with respect to specific sections of the Basic Agreement.

- The government of Guinea's option to subscribe for common shares of Global Alumina at market conditions has been limited to an aggregate of 15% of the post-subscription issued and outstanding common shares.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com